SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               S C H E D U L E 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d -1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a).
                              (Amendment No. 4)(1)

                            NETWORK PERIPHERALS INC.
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                    64121R100
                                 (CUSIP Number)

                                    Copy to:
Seneca Ventures                         Stephen A. Cohen, Esq.
68 Wheatley Road                        Morrison Cohen Singer & Weinstein, LLP
Brookville, New York 11545              750 Lexington Avenue
Telephone (516) 626-3070                New York, New York 10022
                                        Telephone (212) 735-8600

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 15, 1999
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-(g), check the following box
|_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following page(s))

----------
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   - 1 of 14 -

CUSIP
No. 64121R100                         13D

================================================================================
 1       Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only)

         Woodland Venture Fund

--------------------------------------------------------------------------------
 2       Check the Appropriate Box if a Member of a Group*             (a)   |X|

                                                                       (b)   |_|

--------------------------------------------------------------------------------
 3       SEC Use Only


--------------------------------------------------------------------------------
 4       Source of Funds*                                    WC, OO


--------------------------------------------------------------------------------
 5       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                      |_|

--------------------------------------------------------------------------------
 6       Citizenship or Place of Organization                           New York


--------------------------------------------------------------------------------
                      7       Sole Voting Power
      Number of                    404,000 shares                           3.2%
       Shares
    Beneficially      ----------------------------------------------------------
      Owned By        8       Shared Voting Power
        Each                       612,000 shares                           4.8%
      Reporting
       Person         ----------------------------------------------------------
        With          9       Sole Dispositive Power
                                   404,000 shares                           3.2%

                      ----------------------------------------------------------
                      10      Shared Dispositive Power
                                   612,000 shares                           4.8%

--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned By Each Reporting Person
                                1,016,000 shares

--------------------------------------------------------------------------------
12       Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*
                                                                             |_|

--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
                                                                            8.0%

--------------------------------------------------------------------------------
14       Type of Reporting Person*
                                       PN

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   - 2 of 14 -

CUSIP
No. 64121R100                         13D

================================================================================
 1       Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only)

                                Woodland Partners

--------------------------------------------------------------------------------
 2       Check the Appropriate Box if a Member of a Group*             (a)   |X|

                                                                       (b)   |_|

--------------------------------------------------------------------------------
 3       SEC Use Only


--------------------------------------------------------------------------------
 4       Source of Funds*                                    WC, OO


--------------------------------------------------------------------------------
 5       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                      |_|

--------------------------------------------------------------------------------
 6       Citizenship or Place of Organization                           New York


--------------------------------------------------------------------------------
                      7       Sole Voting Power
      Number of                    305,000 shares                           2.4%
       Shares
    Beneficially      ----------------------------------------------------------
      Owned By        8       Shared Voting Power
        Each                       711,000 shares                           5.6%
      Reporting
       Person         ----------------------------------------------------------
        With          9       Sole Dispositive Power
                                   305,000 shares                           2.4%

                      ----------------------------------------------------------
                      10      Shared Dispositive Power
                                   711,000 shares                           5.6%

--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned By Each Reporting Person
                                1,016,000 shares

--------------------------------------------------------------------------------
12       Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*
                                                                             |_|

--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
                                                                            8.0%

--------------------------------------------------------------------------------
14       Type of Reporting Person*
                                       PN

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   - 3 of 14 -

CUSIP
No. 64121R100                         13D

================================================================================
 1       Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only)

                                Seneca Ventures

--------------------------------------------------------------------------------
 2       Check the Appropriate Box if a Member of a Group*             (a)   |X|

                                                                       (b)   |_|

--------------------------------------------------------------------------------
 3       SEC Use Only


--------------------------------------------------------------------------------
 4       Source of Funds*                                    WC, OO


--------------------------------------------------------------------------------
 5       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                      |_|

--------------------------------------------------------------------------------
 6       Citizenship or Place of Organization                           New York


--------------------------------------------------------------------------------
                      7       Sole Voting Power
      Number of                    207,000 shares                           1.6%
       Shares
    Beneficially      ----------------------------------------------------------
      Owned By        8       Shared Voting Power
        Each                       809,000 shares                           6.4%
      Reporting
       Person         ----------------------------------------------------------
        With          9       Sole Dispositive Power
                                   207,000 shares                           1.6%

                      ----------------------------------------------------------
                      10      Shared Dispositive Power
                                   809,000 shares                           6.4%

--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned By Each Reporting Person
                                1,016,000 shares

--------------------------------------------------------------------------------
12       Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*
                                                                             |_|

--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
                                                                            8.0%

--------------------------------------------------------------------------------
14       Type of Reporting Person*
                                       PN

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   - 4 of 14 -

CUSIP
No. 64121R100                         13D

================================================================================
 1       Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only)

                             Woodland Services Group

--------------------------------------------------------------------------------
 2       Check the Appropriate Box if a Member of a Group*             (a)   |X|

                                                                       (b)   |_|

--------------------------------------------------------------------------------
 3       SEC Use Only


--------------------------------------------------------------------------------
 4       Source of Funds*               OO


--------------------------------------------------------------------------------
 5       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                      |_|

--------------------------------------------------------------------------------
 6       Citizenship or Place of Organization                           New York


--------------------------------------------------------------------------------
                      7       Sole Voting Power
      Number of                    0 shares                                   0%
       Shares
    Beneficially      ----------------------------------------------------------
      Owned By        8       Shared Voting Power
        Each                       1,016,000 shares                         8.0%
      Reporting
       Person         ----------------------------------------------------------
        With          9       Sole Dispositive Power
                                   0 shares                                   0%

                      ----------------------------------------------------------
                      10      Shared Dispositive Power
                                   1,016,000 shares                         8.0%

--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned By Each Reporting Person
                                1,016,000 shares

--------------------------------------------------------------------------------
12       Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*
                                                                             |_|

--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
                                                                            8.0%

--------------------------------------------------------------------------------
14       Type of Reporting Person*
                                       CO

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   - 5 of 14 -

CUSIP
No. 64121R100                         13D

================================================================================
 1       Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only)

                                Barry Rubenstein

--------------------------------------------------------------------------------
 2       Check the Appropriate Box if a Member of a Group*             (a)   |X|

                                                                       (b)   |_|

--------------------------------------------------------------------------------
 3       SEC Use Only


--------------------------------------------------------------------------------
 4       Source of Funds*                                    WC, OO


--------------------------------------------------------------------------------
 5       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                      |_|

--------------------------------------------------------------------------------
 6       Citizenship or Place of Organization                      United States


--------------------------------------------------------------------------------
                      7       Sole Voting Power
      Number of                    100,000 shares                           0.8%
       Shares
    Beneficially      ----------------------------------------------------------
      Owned By        8       Shared Voting Power
        Each                       916,000 shares                           7.3%
      Reporting
       Person         ----------------------------------------------------------
        With          9       Sole Dispositive Power
                                   100,000 shares                           0.8%

                      ----------------------------------------------------------
                      10      Shared Dispositive Power
                                   916,000 shares                           7.3%

--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned By Each Reporting Person
                                1,016,000 shares

--------------------------------------------------------------------------------
12       Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*
                                                                             |_|

--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
                                                                            8.0%

--------------------------------------------------------------------------------
14       Type of Reporting Person*
                                       IN

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   - 6 of 14 -

CUSIP
No. 64121R100                         13D

================================================================================
 1       Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only)

                               Marilyn Rubenstein

--------------------------------------------------------------------------------
 2       Check the Appropriate Box if a Member of a Group*             (a)   |X|

                                                                       (b)   |_|

--------------------------------------------------------------------------------
 3       SEC Use Only


--------------------------------------------------------------------------------
 4       Source of Funds*              OO


--------------------------------------------------------------------------------
 5       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                      |_|

--------------------------------------------------------------------------------
 6       Citizenship or Place of Organization                      United States


--------------------------------------------------------------------------------
                      7       Sole Voting Power
      Number of                    0 shares                                 8.0%
       Shares
    Beneficially      ----------------------------------------------------------
      Owned By        8       Shared Voting Power
        Each                       1,016,000 shares                         8.0%
      Reporting
       Person         ----------------------------------------------------------
        With          9       Sole Dispositive Power
                                   0 shares                                   0%

                      ----------------------------------------------------------
                      10      Shared Dispositive Power
                                   1,016,000 shares                         8.0%

--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned By Each Reporting Person
                                1,016,000 shares

--------------------------------------------------------------------------------
12       Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*
                                                                             |_|

--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
                                                                            8.0%

--------------------------------------------------------------------------------
14       Type of Reporting Person*
                                       IN

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   - 7 of 14 -

CUSIP
No. 64121R100                         13D

================================================================================
 1       Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only)

               The Marilyn and Barry Rubenstein Family Foundation

--------------------------------------------------------------------------------
 2       Check the Appropriate Box if a Member of a Group*             (a)   |X|

                                                                       (b)   |_|

--------------------------------------------------------------------------------
 3       SEC Use Only


--------------------------------------------------------------------------------
 4       Source of Funds*              OO


--------------------------------------------------------------------------------
 5       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                      |_|

--------------------------------------------------------------------------------
 6       Citizenship or Place of Organization                           New York


--------------------------------------------------------------------------------
                      7       Sole Voting Power
      Number of                    0 shares                                   0%
       Shares
    Beneficially      ----------------------------------------------------------
      Owned By        8       Shared Voting Power
        Each                       0 shares                                   0%
      Reporting
       Person         ----------------------------------------------------------
        With          9       Sole Dispositive Power
                                   0 shares                                   0%

                      ----------------------------------------------------------
                      10      Shared Dispositive Power
                                   0 shares                                   0%

--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned By Each Reporting Person
                                    0 shares

--------------------------------------------------------------------------------
12       Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*
                                                                             |_|

--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
                                                                              0%

--------------------------------------------------------------------------------
14       Type of Reporting Person*
                                       OO

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   - 8 of 14 -

CUSIP
No. 64121R100                         13D

================================================================================
 1       Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only)

                                Brian Rubenstein

--------------------------------------------------------------------------------
 2       Check the Appropriate Box if a Member of a Group*             (a)   |X|

                                                                       (b)   |_|

--------------------------------------------------------------------------------
 3       SEC Use Only


--------------------------------------------------------------------------------
 4       Source of Funds*            OO


--------------------------------------------------------------------------------
 5       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                      |_|

--------------------------------------------------------------------------------
 6       Citizenship or Place of Organization                      United States


--------------------------------------------------------------------------------
                      7       Sole Voting Power
      Number of                    0 shares                                   0%
       Shares
    Beneficially      ----------------------------------------------------------
      Owned By        8       Shared Voting Power
        Each                       0 shares                                   0%
      Reporting
       Person         ----------------------------------------------------------
        With          9       Sole Dispositive Power
                                   0 shares                                   0%

                      ----------------------------------------------------------
                      10      Shared Dispositive Power
                                   0 shares                                   0%

--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned By Each Reporting Person
                                   0 shares

--------------------------------------------------------------------------------
12       Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*
                                                                             |_|

--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
                                                                              0%

--------------------------------------------------------------------------------
14       Type of Reporting Person*
                                       IN

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   - 9 of 14 -

CUSIP
No. 64121R100                         13D

================================================================================
 1       Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only)

                               Rebecca Rubenstein

--------------------------------------------------------------------------------
 2       Check the Appropriate Box if a Member of a Group*             (a)   |X|

                                                                       (b)   |_|

--------------------------------------------------------------------------------
 3       SEC Use Only


--------------------------------------------------------------------------------
 4       Source of Funds*            OO


--------------------------------------------------------------------------------
 5       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                      |_|

--------------------------------------------------------------------------------
 6       Citizenship or Place of Organization                      United States


--------------------------------------------------------------------------------
                      7       Sole Voting Power
      Number of                    0 shares                                   0%
       Shares
    Beneficially      ----------------------------------------------------------
      Owned By        8       Shared Voting Power
        Each                       0 shares                                   0%
      Reporting
       Person         ----------------------------------------------------------
        With          9       Sole Dispositive Power
                                   0 shares                                   0%

                      ----------------------------------------------------------
                      10      Shared Dispositive Power
                                   0 shares                                   0%

--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned By Each Reporting Person
                                   0 shares

--------------------------------------------------------------------------------
12       Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*
                                                                             |_|

--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
                                                                              0%

--------------------------------------------------------------------------------
14       Type of Reporting Person*
                                       IN

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  - 10 of 14 -

     This  statement,  dated July 15, 1999,  constitutes  Amendment No. 4 to the
Schedule 13D, dated May 30, 1996, regarding the reporting persons ownership of certain securities of Network Peripherals Inc. (the "Issuer").

     The Schedule 13D is hereinafter referred to as the "Schedule." All capitalized terms used herein and otherwise undefined shall have the meanings ascribed in the Schedule.

     This Amendment No. 4 to the Schedule is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") by the reporting persons. It shall refer only to information which has materially changed since the filing of the Schedule.

ITEM 3. Source and Amount of Funds or Other Consideration.

     Woodland Partners obtained funds for the purchase of the additional shares of Common Stock from its working capital and/or other funds, and the Barry Rubenstein Rollover IRA obtained funds for its purchase of the additional shares of Common Stock from its other funds.

     The amount of funds used in acquiring the additional shares of Common Stock is set forth below:


                              Name                 Amount of Consideration
                              ----                 -----------------------
Woodland Partners                                          $240,625
Barry Rubenstein Rollover IRA                              $205,625


ITEM 4. Purpose of Transaction.

     The reporting persons acquired their shares for purposes of investment. Other than the reporting persons' purchase or sale of additional securities of the Issuer, no reporting person has any present plans or proposals which would relate to or would result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of the Schedule 13D.

ITEM 5. Interests in Securities of the Issuer.

     (a) The following list sets forth the aggregate number and percentage (based on 12,623,597 shares of Common Stock outstanding as reported by the Issuer in its Form 10-Q for the quarter ended March 31, 1999) of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of July 21, 1999:


                                  - 11 of 14 -

                                                          Shares of                    Percentage of Shares
                                                        Common Stock                      of Common Stock
Name                                                 Beneficially Owned                 Beneficially Owned
----                                                 ------------------                 ------------------
Woodland Venture Fund                                    1,016,000  (1,2)                   8.0%
Woodland Partners                                        1,016,000  (2,3)                   8.0%
Seneca Ventures                                          1,016,000  (2,4)                   8.0%
Woodland Services Corp.                                  1,016,000  (2,5)                   8.0%
Barry Rubenstein                                         1,016,000  (2)                     8.0%
Marilyn Rubenstein                                       1,016,000  (2)                     8.0%
The Marilyn and Barry Rubenstein Family Foundation               0                            0%
Brian Rubenstein                                                 0                            0%
Rebecca Rubenstein                                               0                            0%

     (b) The Fund has sole power to vote and to dispose of 404,000 shares of Common Stock representing approximately 3.2% of the outstanding Common Stock , and may be deemed to have shared power to vote and to dispose of 612,000 shares of Common Stock representing approximately 4.8% of the outstanding Common Stock.

     Partners has sole power to vote and to dispose of 305,000 shares of Common Stock representing approximately 2.4% of the outstanding Common Stock, and may be deemed to have shared power to vote and to dispose of 711,000 shares of Common Stock representing approximately 5.6% of the outstanding Common Stock.

     Seneca has sole power to vote and to dispose of 207,000 shares of Common Stock representing approximately 1.6% of the outstanding Common Stock, and may be deemed to have shared power to vote and to dispose of 809,000 shares of Common Stock representing approximately 6.4% of the outstanding Common Stock.

     Services may be deemed to have shared power to vote and to dispose of 1,016,000 shares of Common Stock representing approximately 8.0% of the outstanding Common Stock.

     Barry Rubenstein, by virtue of being a general partner of Seneca, Partners and the Fund, may be deemed to have shared power to vote and to dispose of 916,000 shares of Common Stock representing approximately 7.3% of the outstanding Common Stock. Barry Rubenstein has

--------

(1) The Fund disclaims beneficial ownership of 305,000 shares of Common Stock owned by Partners, 207,000 shares of Common Stock owned by Seneca and 100,000 shares of Common Stock held in Barry Rubenstein's Rollover IRA account.

(2) The reporting person disclaims beneficial ownership of these securities except to the extent of his/her/its equity interest therein.

(3) Partners disclaim beneficial ownership of 404,000 shares of Common Stock owned by the Fund, 207,000 shares of Common Stock owned by Seneca and 100,000 shares of Common Stock held in Barry Rubenstein's Rollover IRA account.

(4) Seneca disclaims beneficial ownership of 305,000 shares of Common Stock owned by Partners, 404,000 shares of Common Stock owned by the Fund and 100,000 shares of Common Stock held in Barry Rubenstein's Rollover IRA account.

(5) Services disclaims beneficial ownership of 305,000 shares of Common Stock owned by Partners and 100,000 shares of Common Stock held in Barry Rubenstein's Rollover IRA account.


                                  - 12 of 14 -
sole power to vote and to dispose of 100,000 shares of Common Stock currently held in his Rollover IRA account representing approximately 0.8% of the outstanding Common Stock.

     Marilyn Rubenstein, by virtue of being a general partner of Partners, and wife of Barry Rubenstein, may be deemed to have shared power to vote and to dispose of 1,016,000 shares of Common Stock representing approximately 8.0% of the outstanding Common Stock.

     (c) The following is a description of all transactions in the shares of Common Stock of the Issuer by the persons identified in Item 2 of this Schedule 13D effected from May 15, 1999 through July 21, 1999, inclusive:

                                   Purchase or           Number of Shares         Purchase or
Name of Shareholder                 Sale Date           Purchased or (Sold)        Sale Price
-------------------                 ---------           -------------------        ----------
Seneca Ventures                     7/15/99                    (100,000)             $18.00
Barry Rubenstein Rollover IRA       7/15/99                     (75,000)             $18.00
Woodland Ventures Fund              7/15/99                    (150,000)             $18.00
The Marilyn and Barry               7/15/99                     (45,000)             $18.00
    Rubenstein Family Foundation
Woodland Partners                   7/21/99                      10,000              $19.00

     The   reporting   persons   sold  the   shares  of  Common   Stock  in  the
over-the-counter market.

     On July 15, 1999, Woodland Partners donated by gift 30,000 shares of Common Stock to the Foundation.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

     (e) Effective July 15, 1999, the Foundation, Brian Rubenstein and Rebecca Rubenstein ceased to be the beneficial owners of more than five percent (5%) of the Common Stock of the Issuer.



                                  - 13 of 14 -

     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this
Schedule is true, complete, and correct.

Date: July 21, 1999

                                        Barry Rubenstein
                                        ----------------------------------------
                                        Barry   Rubenstein,   individually,   as
                                        General  Partner  on behalf of  Woodland
                                        Partners,  Seneca Ventures, and Woodland
                                        Venture  Fund,  as President of Woodland
                                        Services  Corp.,  and as  Trustee of the
                                        Marilyn  and  Barry  Rubenstein   Family
                                        Foundation


                                        Marilyn Rubenstein
                                        ----------------------------------------
                                        Marilyn Rubenstein



                                                    *
                                        ----------------------------------------
                                        Brian Rubenstein


                                                     *
                                        ----------------------------------------
                                        Rebecca Rubenstein


*By:   Barry Rubenstein
       -------------------------------------------
       Barry Rubenstein, Attorney-in-Fact

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).



                                  - 14 of 14 -